Endeavour Silver Corp.

Management's Discussion & Analysis
For the Three Months and Six Months Ended June 30, 2026 and 2025

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 1

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the period ended June 30, 2026, and the related notes contained therein, which were prepared in accordance with IAS 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR+ at www.sedarplus.com, and the Company's most recent annual report on Form 40-F which has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to the risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in millions of U.S. dollars unless Canadian dollars (CAN$), Mexican pesos (MXN) or Peruvian soles (PEN) are otherwise indicated. This MD&A is dated as of July 29, 2026, and all information contained herein is current as of July 29, 2026, unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the Multijurisdictional Disclosure System, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 2

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information include, but are not limited to, management evaluation of capital improvement initiatives at the Kolpa mine; management’s expectation that the costs at the Kolpa mine will moderate as operations stabilize; improvement of recoveries and increase in metal production at the Terronera project; ramp-up of the LNG plant in Terronera and related timing; impact of the LNG plant on costs; management’s expectations that costs will improve; management expectations that the pace of investment at Pitarrilla will ramp up; the reliability of mineral resource estimates; the continuation of exploration and mining operations; the Company’s future production and cost guidance announcements; the Company’s areas of focus at its properties; mineral resource estimations and life of mine plans; planned expansions, exploration and drilling activities, and the Company’s areas of focus for each of these; the Company’s plans for drilling and technical work; the Company’s annual outlook including anticipated performance in 2026, production and cost guidance and financial results, silver and gold grades and recoveries, cash costs per ounce (“oz”), anticipated operating costs, planned capital expenditures and sustaining capital, and the forecast price of gold and silver and the assumptions underlying the forecasts; planned capital allocation; working capital; growth capital; the Company’s capital requirements and the adequacy of the operating cash flow and existing working capital to meet capital requirements and the timing and results of various activities. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, “intend”, “believe”, “anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward‑looking statements are based on the opinions and estimates of management at the dates the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations and related timeframes to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ongoing effects of inflation and supply chain issues on project economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation and changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's most recent Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Certain forward-looking statements and information in this MD&A may be considered "financial outlook" within the meaning of applicable Canadian securities legislation. Financial outlook is presented in this MD&A for the purpose of assisting investors and others in understanding certain key elements of the Company's financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company's anticipated operating environment. Readers are cautioned that such financial outlook may not be appropriate for other purposes.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 3

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 4

OVERVIEW OF THE BUSINESS

The Company is engaged in silver mining in Mexico and Peru and related activities, including property acquisitions, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company's operations are comprised of the Guanaceví mine ("Guanaceví") located in Durango, Mexico, the Terronera mine ("Terronera") in Jalisco, Mexico, and the Kolpa mine ("Kolpa") in Huancavelica, Peru. On January 15, 2026, the Company completed the sale of the Bolañitos mine ("Bolañitos"). The Company is advancing several exploration projects in order to achieve its goal of becoming a premier senior producer in the silver mining sector.

The Company's common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

OPERATING HIGHLIGHTS

Three Months Ended June 30			Q2 2026 Highlights	Six Months Ended June 30
2026	2025[4]	% Change		2026[3]	2025[4]	% Change
			Production
1,943,955	1,483,736	31%	Silver ounces produced	3,819,329	2,689,529	42%
10,474	7,755	35%	Gold ounces produced	22,215	16,093	38%
6,207	3,503	77%	Lead tonnes produced	11,146	3,503	218%
3,989	2,316	72%	Zinc tonnes produced	6,831	2,316	195%
3,437,794	2,528,562	36%	Silver equivalent ounces produced(1)	6,779,737	4,401,401	54%
23.52	15.35	53%	Cash costs per silver ounce ($)(2)	23.03	15.59	48%
36.69	25.25	45%	Total production costs per ounce ($)(2)	35.96	24.79	45%
36.89	25.16	47%	All-in sustaining costs per ounce ($)(2)	36.96	24.85	49%
509,576	303,828	68%	Processed tonnes	966,232	513,335	88%
161.73	142.00	14%	Direct operating costs per tonne ($)(2)	173.63	142.30	22%
219.62	201.24	9%	Direct costs per tonne ($)(2)	236.97	203.70	16%
			Financial
212.1	85.3	149%	Revenue from operations ($ millions)	421.8	148.8	183%
2,054,108	1,455,680	41%	Silver ounces sold	3,696,328	2,679,364	38%
10,823	7,706	40%	Gold ounces sold	21,766	16,244	34%
70.16	32.95	113%	Realized silver price per ounce ($)	77.18	32.52	137%
4,305	3,320	30%	Realized gold price per ounce ($)	4,672	3,110	50%
-	3.3	(100%)	Pre-operating production revenue ($ millions)	-	3.3	(100%)
66.5	(20.5)	425%	Net earnings (loss) ($ millions)	131.4	(53.4)	346%
44.8	(9.2)	589%	Adjusted net earnings (loss) ($ millions)(2)	104.0	(9.4)	1210%
74.0	7.7	855%	Mine operating earnings ($ millions)	167.5	20.6	714%
99.9	22.9	336%	Mine operating cash flow before taxes ($ millions)(2)	214.5	45.0	377%
45.0	14.4	213%	Operating cash flow before working capital changes(2)	83.8	22.7	269%
110.9	1.4	7807%	EBITDA ($ millions)(2)	223.5	(16.7)	1439%
90.0	10.8	736%	Adjusted EBITDA ($ millions)(2)	198.4	25.9	666%
214.4	(15.3)	1501%	Working capital ($ millions) (2)	214.4	(15.3)	1501%
			Shareholders
0.22	(0.07)	414%	Earnings (loss) per share - basic ($)	0.44	(0.20)	320%
0.15	(0.03)	600%	Adjusted earnings (loss) per share - basic ($)(2)	0.35	(0.03)	1267%
0.15	0.05	200%	Operating cash flow before working capital changes per share ($)(2)	0.28	0.08	250%
296,096	283,534	4%	Basic weighted average shares outstanding ('000)	295,892	272,988	8%

(1) Silver equivalents for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

(3) Bolañitos was sold January 15, 2026, and the 15 day period from January 1, 2026, to January 15, 2026, is included in the consolidated results above.

(4) Kolpa was acquired on May 1, 2025. Accordingly the three and six month periods ending June 30, 2025, include two months of operations at Kolpa.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

Consolidated Production Results from Operations for the Three Months and Six Months Ended June 30, 2026 and 2025

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2026	2025[4]	% Change		2026[3]	2025[4]	% Change
509,576	303,828	68%	Processed tonnes	966,232	513,335	88%
1,943,955	1,483,736	31%	Total silver ounces produced	3,819,329	2,689,529	42%
10,474	7,755	35%	Total gold ounces produced	22,215	16,093	38%
6,207	3,503	77%	Total lead tonnes produced	11,146	3,503	218%
3,989	2,316	72%	Total zinc tonnes produced	6,831	2,316	195%
127	58	120%	Total copper tonnes produced	193	58	234%
3,437,794	2,528,562	36%	Silver equivalent ounces produced(1)	6,779,737	4,401,401	54%
23.52	15.35	53%	Cash costs per silver ounce ($)(2)	23.03	15.59	48%
36.69	25.25	45%	Total production costs per ounce ($)(2)	35.96	24.79	45%
36.89	25.16	47%	All in sustaining costs per ounce ($)(2)	36.96	24.85	49%
161.73	142.00	14%	Direct operating costs per tonne ($)(2)	173.63	142.30	22%
219.62	201.24	9%	Direct costs per tonne ($)(2)	236.97	203.70	16%

(1) Silver equivalents for 2026 are calculated using a 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using an 80:1 Ag:Au ratio, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

(3) Bolañitos was sold January 15, 2026, and the 15 day period from January 1, 2026 to January 15, 2026 is included in the consolidated results above.

(4) Kolpa was acquired on May 1, 2025. Accordingly the three and six month periods ending June 30, 2025 include two months of operations of Kolpa.

(1) Silver equivalents for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratio. Silver equivalents for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.

Consolidated Production

Three months ended June 30, 2026 (compared to the three months ended June 30, 2025)

Consolidated plant throughput for the quarter was 509,576 tonnes, 68% higher than 303,828 tonnes in Q2 2025. Plant throughput primarily increased due to the addition of production from Terronera which contributed 175,729 tonnes; and from Kolpa which contributed 233,408 tonnes, 114,512 more than the 118,896 tonnes processed in Q2 2025, which included only two months of production at Kolpa. Additionally, throughput increased by 3,605 tonnes (4%) at Guanaceví. These increases were partially offset by the sale of Bolañitos on January 15, 2026.

Consolidated silver production during Q2 2026 was 1,943,955 oz, 31% higher than 1,483,736 oz in Q2 2025. Terronera added 608,347 oz while Kolpa contributed 633,288 oz which is 252,650 oz (66%) more than in Q2 2025. These increases were partially offset by lower production at Guanaceví, which contributed 295,556 oz less than in the same period of 2025 due to lower grade, as well as the sale of Bolañitos, which produced 105,223 oz in Q2 2025.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 6

Gold production for the second quarter of 2026 totaled 10,474 oz, which was 2,719 oz more than in the same period of 2025. This increase was driven by 7,666 oz produced by Terronera, offset by the sale of Bolañitos, which produced 4,193 oz in Q2 2025, and 754 oz lower gold production at Guanaceví due to the lower grade.

Six months ended June 30, 2026 (compared to the six months ended June 30, 2025)

Plant throughput reached 966,232 tonnes for the six months ended June 30, 2026, an 88% increase over the 513,335 tonnes processed in the first six months of 2025. Consolidated silver production for the six months ended June 30, 2026, was 3,819,329 ounces, 42% higher than 2,689,529 ounces produced in the same period of 2025. Gold production for the six months ended June 30, 2026, totaled 22,215 oz, which was 6,122 oz higher than in the same period of 2025.

These increases in throughput, silver and gold production were primarily driven by the addition of production from Terronera and the inclusion of a full six months of production from Kolpa, for which the same period in 2025 included only two months of production. These increases were partially offset by lower production at Guanaceví due to the lower grades and by the lower production at Bolañitos following the sale of the mine on January 15, 2026.

Consolidated Operating Costs

Three months ended June 30, 2026 (compared to the three months ended June 30, 2025)

Consolidated direct operating costs per tonne in Q2 2026 were $161.73, 14% higher than $142.00 in Q2 2025. The increase in the average cost in Q2 2026 compared to Q2 2025 was driven by the inclusion of Terronera with direct operating costs per tonne higher than the average at $169.49 and higher costs at Guanaceví and Kolpa which are discussed in more detail below.

Consolidated cash costs per silver ounce, net of by-product credits, were $23.52 in Q2 2026, representing a 53% increase from $15.35 in Q2 2025 due to the higher metal prices causing higher royalties and third-party material costs. Each mine has different costs and produces different amounts of payable silver, which affects the consolidated cash cost per ounce depending on the mix of production. For the three months ended June 30, 2026, the cash costs per silver ounce were $22.23 for Kolpa, $40.17 for Guanaceví, and $5.07 for Terronera.

Consolidated All-in Sustaining Costs (AISC) per silver ounce in Q2 2026 were $36.89, 47% higher than $25.16 in Q2 2025, predominantly due to the higher AISC at Guanaceví and a slight increase at Kolpa driven by higher cash costs and somewhat higher sustaining capital expenditures.

Six months ended June 30, 2026 (compared to the six months ended June 30, 2025)

Consolidated direct operating costs per tonne for the six months ended June 30, 2026, were $173.63, 22% higher than $142.30 in the same period of 2025. The increase in the average cost for the six months ended June 30, 2026, compared to the same period in 2025, was driven by the inclusion of Terronera, which has higher direct operating costs per tonne, higher operating costs at Guanaceví and higher operating costs at Kolpa which had a higher impact in the current period due to the comparative period including only two months of operations and increased capacity in 2026.

Consolidated cash costs per silver ounce, net of by-product credits, were $23.03 for the six months ended June 30, 2026, 48% higher than $15.59 in the same period of 2025. The increase was driven by higher costs at Guanaceví due to the higher cost of third-party purchases and fewer silver ounces produced, as well as higher costs at Kolpa due to inflationary and labor market pressures, partially offset by the addition of Terronera which at $1.70 per oz lowers the average consolidated cash cost per ounce.

Consolidated AISC in the first six months of 2026 was $36.96 per ounce, 49% higher than the first six months of 2025, driven by higher cash costs net of by-products as noted above, as well as higher mine site exploration, equipment loan repayment and sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 7

GUANACEVÍ

Production Results for the Three Months and Six Months Ended June 30, 2026 and 2025

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2026	2025	% Change		2026	2025	% Change
100,439	96,834	4%	Ore tonnes processed	195,963	199,272	(2%)
235	362	(35%)	Average silver grade (g/t)	259	354	(27%)
92.4	88.6	4%	Silver recovery (%)	91.5	88.6	3%
702,320	997,875	(30%)	Total silver ounces produced	1,495,880	2,013,202	(26%)
691,401	994,882	(31%)	Payable silver ounces produced	1,476,895	2,007,163	(26%)
0.94	1.28	(27%)	Average gold grade (g/t)	0.98	1.29	(24%)
92.9	89.7	4%	Gold recovery (%)	90.6	91.3	(1%)
2,808	3,562	(21%)	Total gold ounces produced	5,577	7,551	(26%)
2,768	3,551	(22%)	Payable gold ounces produced	5,509	7,529	(27%)
955,070	1,282,853	(26%)	Silver equivalent ounces produced(1)	1,997,849	2,617,300	(24%)
40.17	19.91	102%	Cash costs per silver ounce ($)(2)	39.33	19.82	98%
49.65	26.55	87%	Total production costs per ounce ($) (2)	48.12	26.60	81%
52.20	26.81	95%	All in sustaining costs per ounce ($) (2)	50.22	26.65	88%
172.22	147.11	17%	Direct operating costs per tonne ($) (2)	204.43	166.30	23%
395.39	325.40	22%	Direct costs per tonne ($) (2)	425.53	317.75	34%

(1) Silver equivalents for 2026 are calculated using a 90:1 Ag:Auratio. Silver equivalents for 2025 are calculated using a 80:1 Ag:Au ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Guanaceví Production Results

Three months ended June 30, 2026 (compared to the three months ended June 30, 2025)

During the three months ended June 30, 2026, Guanaceví processed 100,439 tonnes of ore, 4% higher than 96,834 tonnes in the same period of 2025. Supplies of local third-party mill feed continued to supplement Guanaceví production, amounting to 30% of quarterly throughput. The average silver grade processed was 235 grams per tonne ("g/t") in Q2 2026, 35% lower than 362 g/t in Q2 2025, while silver recovery was 92.4%, up from 88.6% for the same period in the prior year. Lower silver grades were partially offset by the higher milled tonnes, resulting in a 30% net decrease in total silver production to 702,320 oz, compared to 997,875 oz in Q2 2025.

Gold production totaled 2,808 oz, 21% lower than 3,562 oz in Q2 2025. Lower gold production was primarily attributable to 27% lower gold grades, partially offset by higher throughput and higher recovery rates.

Lower silver and gold grades experienced during the period reflect typical variations between planned and actual grades, and from accessing different areas in the mine with higher than planned precious metal prices; ore grades were slightly lower than in Q1 and slightly lower than planned. Similarly, the higher precious metal prices resulted in lower grade material from third-party sources.

Six months ended June 30, 2026 (compared to the six months ended June 30, 2025)

During the six months ended June 30, 2026, Guanaceví processed 195,963 tonnes of ore, 2% lower than the 199,272 tonnes processed in the same period of 2025. The average silver grade processed was 259 g/t in 2026, down 27% from 354 g/t in 2025, while silver recovery was 91.5%, higher than 88.6% in the prior year period. Lower grades, partially offset by slightly higher recoveries, drove lower total silver production, which was 1,495,880 oz, 26% lower than 2,013,202 oz in 2025.

Gold production for the six months ended June 30, 2026, was 5,577 oz, 26% lower than 7,551 oz produced in the same period of 2025, primarily due to lower average grades, partially offset by slightly higher recoveries.

Lower silver and gold grades experienced during the period reflect typical variations between planned and actual grades, and from accessing different areas in the mine with higher than planned precious metal prices; ore grades were expected to decrease from the previous year, and grades experienced were slightly lower than planned. Similarly, the higher precious metal prices resulted in lower grade material from third-party sources.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 8

Guanaceví Operating Costs

Three months ended June 30, 2026 (compared to the three months ended June 30, 2025)

Direct operating costs per tonne for the three months ended June 30, 2026, were $172.22, a 17% increase compared to $147.11 in the same period in 2025, driven by $3.1 million higher direct operating costs and partially offset by slightly higher throughput. Direct operating costs were impacted by 12% stronger Mexican peso during the current period compared to the same period in 2025.

Including third-party material purchases, royalty and special mining duty costs, direct costs per tonne rose by 22% to $395.39 in Q2 2026 compared with $325.40 in Q2 2025. This increase in direct costs per tonne is due to a higher volume and cost of third-party material purchases which have become more expensive on a per tonne basis due to higher metal prices. Higher metal prices also drove higher royalties and special mining duties payable for the period.

The purchase of local third-party material contributed $151.38 per tonne during Q2 2026 compared to $103.14 per tonne in Q2 2025; the volume of purchased material was higher at 30,431 tonnes compared to 20,597 tonnes in the same period in 2025. The driver for purchasing third-party material is primarily the output from the mine which varies with the areas of the deposit being extracted for processing. The royalty and special mining duty contributed $78.27 per tonne during Q2 2026 compared to $64.00 per tonne in Q2 2025 and is driven by the realized silver price which was 110% higher during Q2 2026 compared to the same period in 2025.

The increase in cost per tonne driven by the reasons discussed above, in combination with lower metal grades which produced fewer ounces, drove higher cash costs per silver oz produced to $40.17 for the period, a 102% increase compared to $19.91 in Q2 2025. Total production costs per oz were $49.65, an 87% increase compared to $26.55 in Q2 2025, mostly due to 40% higher cash costs net of by-products, and 30% lower silver production. AISC per oz also rose by 95% to $52.2 compared to $26.81 in Q2 2025, primarily due to the 40% higher cash costs net of by-products, higher capital sustaining costs and 30% lower silver production. Higher sustaining capital expenditure is required due to the advancing age of the mine and the greater mine development efforts required to access the stopes.

Six months ended June 30, 2026 (compared to the six months ended June 30, 2025)

Direct operating costs per tonne for the six months ended June 30, 2026, were $204.43, 23% higher than $166.30 in the same period in 2025. Including third-party material purchases, royalty and special mining duty costs, direct costs per tonne were $425.53, 34% higher than $317.75 in 2025. This increase reflects the impact of higher cost of third-party material purchases and royalty costs which have become more expensive per tonne due to higher metal prices. The drivers of the higher costs are consistent with those noted above for the three month period, primarily the higher realized silver price which was 149% higher during the first half of 2026, compared to the first half of 2025. The Mexican peso was also 12% stronger during the first half of 2026 compared to the first half of 2025, putting further pressure on costs that are presented in US dollars.

Cash costs per silver ounce, net of by-product credits, were $39.33 for the six months ended June 30, 2026, 98% higher than $19.82 in 2025, driven by higher underlying cash costs net of by-product credits, and 26% lower silver production. AISC per ounce was $50.22, 88% higher than $26.65 in the same period of 2025, due to the same cost drivers and somewhat higher sustaining capital expenditures. As noted above, higher sustaining capital expenditures are experienced with the advancing age of the mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 9

KOLPA

Production Results for the Three Months and Six Months Ended June 30, 2026 and 2025

Three Months Ended June 30(3)			KOLPA	Six Months Ended June 30(3)
2026	2025	% Change		2026	2025	% Change
233,408	118,896	96%	Processed tonnes	405,135	118,896	241%
93.26	111.40	(16%)	Average silver grade (g/t)	98.63	111.40	(11%)
90.5	89.4	1%	Silver recovery (%)	90.6	89.4	1%
633,288	380,638	66%	Total silver ounces produced	1,163,406	380,638	206%
599,323	359,347	67%	Payable silver ounces produced	1,100,781	359,347	206%
2.80	3.13	(10%)	Average Pb grade (%)	2.90	3.13	(7%)
95.0	94.3	1%	Lead recovery (%)	94.7	94.3	0%
6,207	3,503	77%	Total lead tonnes produced	11,146	3,503	218%
5,884	3,318	77%	Payable lead tonnes produced	10,575	3,318	219%
2.03	2.25	(10%)	Average Zn grade (%)	2.01	2.25	(11%)
84.2	86.4	(3%)	Zinc recovery (%)	84.1	86.4	(3%)
3,989	2,316	72%	Total zinc tonnes produced	6,831	2,316	195%
3,385	1,957	73%	Payable zinc tonnes produced	5,794	1,957	196%
0.24	0.22	8%	Average Cu grade (%)	0.22	0.22	(0%)
22.9	22.1	4%	Copper recovery (%)	21.6	22.1	(2%)
127	58	120%	Total copper tonnes produced	193	58	234%
103	55	88%	Payable copper tonnes produced	161	55	192%
1,184,457	805,032	47%	Silver equivalent ounces produced(1)	2,124,507	805,032	164%
22.23	11.81	88%	Cash costs per silver ounce ($)(2)	23.27	11.81	97%
36.08	26.20	38%	Total production costs per ounce ($) (2)	37.15	26.20	42%
29.40	25.66	15%	All in sustaining costs per ounce ($) (2)	32.46	25.66	26%
151.38	145.95	4%	Direct operating costs per tonne ($) (2)	153.30	145.95	5%
164.68	147.20	12%	Direct costs per tonne ($) (2)	170.25	147.20	16%

(1) Silver equivalent ratios for 2026 are calculated using 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne. Silver equivalent ratios for 2025 are calculated using 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

(3) The production results for the three and six months ended June 30, 2025, show only two months of operations, following its acquisition by the Company on May 1, 2025.

Kolpa Production Results

Three months ended June 30, 2026 (compared to the two months ended June 30, 2025)

During the three months ended June 30, 2026, Kolpa processed 233,408 tonnes, 96% higher than 118,896 tonnes in the same period of 2025. Higher throughput reflects the fact that 2025 included only two months of production following acquisition of Kolpa by the Company on May 1, 2025, as well as the plant expansion to 2,500 tonnes per day commissioned in late Q1 2026. The processed material in Q2 2026 averaged grades of 93 g/t silver, 2.80% lead, 2.03% zinc and 0.24% copper compared to 111 g/t silver, 3.13% lead, 2.25% zinc and 0.24% copper in Q2 2025. Recoveries were largely in line with the comparative period. Higher throughput, partially offset by lower grades, resulted in production of 633,288 oz, 66% higher than 380,638 oz in Q2 2025, as well as 77% higher lead, 72% higher zinc and 120% higher copper production. Throughput has been steadily increasing in 2026 but was offset by lower grades as the mining operations transition to different mine areas to optimize operations with the higher capacity plant.  Management continues to evaluate capital improvement initiatives, including the expansion of the tailing storage facility with the planned installation of a dry-stack tailings filter press, additional permitted areas and lifts, as well as upgrades to camp accommodations aimed at attracting and retaining skilled miners.

Six months ended June 30, 2026 (compared to the two months ended June 30, 2025)

During the six months ended June 30, 2026, Kolpa processed 405,135 tonnes, a 241% increase compared to the same period of 2025 as the prior year included only two months of production following acquisition on May 1, 2025, as well as due to the plant expansion. The average silver grade was 99 g/t, with a recovery of 90.6%, resulting in silver production of 1,163,406 oz. Lead production totaled 11,146 tonnes, based on an average grade of 2.90% and a recovery of 94.7%. Zinc production was 6,831 tonnes, with an average grade of 2.01% and a recovery of 84.1%. Copper production reached 193 tonnes, with an average grade of 0.22% and a recovery of 21.6%. As noted above, with the expansion of the processing plant from average throughput of 1,942 tpd for the first half of 2025 to 2,238 tpd for the first half of 2026, the mining complex used lower grade material to feed the higher throughput processing plant in order to maintain production with an offsetting reduction in average grades processed.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 10

Kolpa Operating Costs

Three months ended June 30, 2026 (compared to the two months ended June 30, 2025)

Direct operating costs per tonne were $151.38, slightly higher than the average costs of $145.95 per tonne incurred in the period of May 1, 2025 to June 30, 2025. Operating costs increased during the period due to higher labor costs resulting from a shortage of skilled mining personnel as well as increased employee participation costs. In addition, the operation continued to adapt to higher throughput capacity following the expansion, resulting in changes to haulage and operational processes, revised tailings management practices, and higher maintenance expenditures which did not qualify for capitalization and was expensed as incurred. Management expects these costs to moderate as operations stabilize at the higher throughput rate and operational efficiencies associated with the expanded capacity are realized. Direct costs per tonne were $164.68, 12% higher compared to $147.12 in Q2 2025, due to the drivers described above as well as the increase in cost of purchased third-party material, royalties, and Peruvian special mining tax as a consequence of a strengthening metal price environment in comparison to 2025.

During the three months ended June 30, 2026, Kolpa's cash costs were $22.23 per silver oz in comparison to $11.81 per oz incurred in the May to June 2025 period. Higher cash costs were driven by the lower grades of material processed in the period and higher costs per tonne. The higher cash costs per oz drove a higher AISC which was $29.40 per oz compared to $25.66 per oz during the May to June 2025 period partially offset by the somewhat lower sustaining capex costs.

Six months ended June 30, 2026

During the six months ended June 30, 2026 direct operating costs per tonne were $153.30, driven by the factors described above as well as due to the rainfall of unusual intensity experienced in Q1 2026 which led to increased water treatment costs, and the higher humidity of the material being processed. Direct cash cost per tonne were $153.30, slightly higher than the guided $140-$150 range driven by higher Q1 direct operating costs. During the six months ended June 30, 2026, Kolpa's cash costs were $23.27 per silver oz due to the mentioned cost factors and somewhat lower grades in the second quarter of 2026. Inclusive of depreciation and share-based compensation, total production costs were $37.15 per oz.  AISC includes additional exploration, general and administrative, and somewhat higher sustaining capital expenditures totaling $32.46 per oz, above the guided $22.00-$23.00 range predominantly due to the higher cash costs discussed above.

TERRONERA

Production Results for the Three Months and Six Months Ended June 30, 2026 and 2025

Three Months Ended June 30 (3)			TERRONERA	Six Months Ended June 30 (3)
2026	2025	% Change		2026	2025	% Change
175,729	-	-	Ore tonnes processed	351,147	-	-
126.16	-	-	Average silver grade (g/t)	119.37	-	-
85.4	-	-	Silver recovery (%)	84.7	-	-
608,347	-	-	Total silver ounces produced	1,141,648	-	-
582,043	-	-	Payable silver ounces produced	1,092,565	-	-
1.87	-	-	Average gold grade (g/t)	1.97	-	-
72.6	-	-	Gold recovery (%)	72.6	-	-
7,666	-	-	Total gold ounces produced	16,144	-	-
7,375	-	-	Payable gold ounces produced	15,532	-	-
1,298,268	-	-	Silver equivalent ounces produced(1)	2,594,616	-	-
5.07	-	-	Cash costs per silver ounce ($)(2)	1.70	-	-
21.93	-	-	Total production costs per ounce ($) (2)	19.47	-	-
26.42	-	-	All in sustaining costs per ounce ($) (2)	24.50	-	-
169.49	-	-	Direct operating costs per tonne ($) (2)	182.29	-	-
192.13	-	-	Direct costs per tonne ($) (2)	212.97	-	-

(1) Silver equivalent ratio is calculated using a 90:1 Ag:Au ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

(3) As the asset was in development prior to October 1, 2025, no corresponding data is presented for those periods prior to that date. As such, year-over-year comparisons are not applicable and should be interpreted accordingly.

Terronera Production Results

Three months ended June 30, 2026

During the three months ended June 30, 2026, Terronera processed 175,729 tonnes of ore with average grades of 126 g/t silver and 1.87 g/t gold, producing 608,347 oz of silver and 7,666 oz of gold. Daily throughput during the quarter remained consistent with Q1 2026, as the processing plant focused on metal recoveries. Silver grades processed were in line with plan for the quarter and are expected to increase during the remainder of the year as the mining operations access higher grade areas. Terronera recoveries averaged 85.4% for silver and 72.6% for gold, with silver recoveries slightly above Q1 2026 and in line with plan. Recoveries are expected to continue to improve with higher silver grades and continued refinement of the plant processes.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 11

Six months ended June 30, 2026

During the six months ended June 30, 2026, Terronera processed 351,147 tonnes of ore with average grades of 119 g/t silver and 1.97 g/t gold, producing 1,141,648 oz of silver and 16,144 oz of gold. As noted above, average daily throughput remained largely consistent during this period. Terronera recoveries averaged 84.7% for silver and 72.6% for gold. Despite throughput being in line with the plan, silver and gold production were slightly below plan due to the slightly lower grades resulting from mining in different areas of the mine. Metal production is expected to increase during the remainder of the year as ongoing mine development provides access to higher-grade areas in the second half of 2026.

Terronera Operating Costs

Three months ended June 30, 2026

During the three months ended June 30, 2026, Terronera's direct operating costs were $169.49 per tonne, a significant decrease from $195.11 in Q1 2026 and $222.57 per tonne during Q4 2025 when Terronera commenced commercial operations. The decrease in costs reflects contractors' demobilization and workflow optimization finalized during Q1 2026, as well as the ongoing cost optimization efforts during the ramp-up of the mine's first year of operations. Management expects the costs to further improve in the second half of 2026, due to the effects of the cost and recoveries optimisation programs including the LNG plant commissioning, and the higher-grade material expected to be accessed later in the year.

Cash costs were $5.07 per silver oz, higher than the negative $2.14 in Q1 2026 driven by lower by-product gold credits which resulted from slightly lower gold grades and lower gold prices, partially offset by the lower cost per tonne as noted above and slightly higher silver production. AISC included additional exploration costs, as well as a higher allocation of general and administrative costs allocated to Terronera which is based upon production metrics. AISC in Q2 2026 was $26.42 per oz compared to $22.31 per oz in Q1 2026, reflecting higher underlying cash costs per oz relative to the first quarter of 2026 and with sustaining capex remaining relatively flat.

Six months ended June 30, 2026

During the six months ended June 30, 2026, direct operating costs per tonne were $182.29 and cash costs were $1.70 per silver oz. Inclusive of depreciation and share-based compensation, total production costs were $19.47 per oz. With sustaining capex, exploration, general and administrative costs remaining relatively flat throughout the period, AISC was $24.50 per ounce, .AISC remained below the guided range of $28.00 - $29.00 primarily due to the lower cash costs impacted by higher by-product credits.

BOLAÑITOS

On January 15, 2026, the Company completed the sale of Bolañitos; accordingly, the six months ended June 30, 2026, results include production and operating costs of Bolañitos only up to the disposal date. During the 15-day period ended January 15, 2026, production results and operating costs at Bolañitos were approximately in line with plan and past performance.

Production Results for the Three Months and Six Months Ended June 30, 2026 and 2025

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2026(2)	2025	% Change		2026(2)	2025	% Change
-	88,098	-	Ore tonnes processed	13,988	195,167	(93%)
-	45	-	Average silver grade (g/t)	47	57	(17%)
-	82.4	-	Silver recovery (%)	86.2	82.8	4%
-	105,223	-	Total silver ounces produced	18,396	295,689	(94%)
-	100,183	-	Payable silver ounces produced	17,668	281,260	(94%)
-	1.68	-	Average gold grade (g/t)	1.27	1.54	(18%)
-	88.3	-	Gold recovery (%)	86.5	88.3	(2%)
-	4,193	-	Total gold ounces produced	493	8,542	(94%)
-	4,086	-	Payable gold ounces produced	476	8,298	(94%)
-	440,678	-	Silver equivalent ounces produced(1)	62,766	979,070	(94%)

(1) Silver equivalent ratio for 2026 is calculated using a 90:1 Ag:Au ratio. Silver equivalent ratio for 2025 is calculated using an 80:1 Ag:Au ratio.

(2) Only includes the 15-day period ended January 15, 2026.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 12

EXPLORATION AND EVALUATION

During the second quarter of 2026, the Company advanced exploration activities across its core assets, with a continued focus on expanding mineral resources, improving geological interpretations and supporting future mine planning. Across Guanaceví, Terronera, Pitarrilla and Kolpa, the Company completed 99 drill holes totaling 17,580 metres during Q2 2026. For the six months ended June 30, 2026, the Company completed 156 drill holes totaling 31,229 metres across these properties. Total exploration and evaluation expenditures were $6.4 million for the quarter and $11.5 million for the six months ended June 30, 2026.

At Terronera, during Q2 2026, the Company drilled 10 holes totaling 1,651 metres at a cost of $0.4 million, with activities focused on underground diamond drilling in the Terronera vein area. Results announced during the quarter included high-grade silver-gold intercepts in the Terronera vein, supporting ongoing work to expand and better define mineralization along strike and at depth and to refine mine design and long-term planning. At Terronera drilling has successfully extended mineralization along strike and at depth while supporting the continuity of high-grade silver and gold zones. For the six months ended June 30, 2026, the Company completed 16 drill holes totaling 2,701 metres at Terronera at an aggregate cost of $0.7 million.

At Guanaceví, during Q2 2026, the Company drilled 7 holes totaling 1,782 metres at a cost of $0.4 million, with activities focused on underground diamond drilling in the deep parts of the Alondra-Porvenir Dos and El Milache areas to continue testing the Santa Cruz vein. Activities also included geological mapping, sampling and topographic surveying over the Lluvia vein located at the northeast of the Porvenir North mine. For the six months ended June 30, 2026, the Company completed 14 drill holes totaling 4,136 metres at Guanaceví at an aggregate cost of $0.9 million. The drilling program supports continued testing of the Santa Cruz vein and related targets in the Guanaceví district.

At Kolpa, during Q2 2026, the Company drilled 69 holes totaling 9,623 metres at a cost of $1.0 million, with underground drilling focused on the Bienaventurada and Poderosa Oeste and Marian-Paola areas.  For the six months ended June 30, 2026, the Company completed 113 drill holes totaling 19,868 metres at Kolpa at an aggregate cost of $2.4 million. The drilling program supports continued resource definition and expansion work across key underground target areas.

In Chile, work progressed across Aida, Catalina, Cerro Azul, Genesis, Blanca and Karla during Q2 2026. Activities included permitting submissions, review of public project-area information, geophysical work, claim staking and field verification of proposed drilling platforms. During the quarter, the Company incurred $0.3 million of exploration costs in Chile. For the six months ended June 30, 2026, exploration activities in Chile incurred $0.6 million of costs.

At Parral and other properties, the Company incurred $0.3 million during Q2 2026, with activities focused on routine site care and maintenance, including monitoring activities at the Veta Colorada Mine. The Company also incurred $0.3 million in ongoing holding costs related to exploration concessions and properties across its portfolio, as well as in administrative and corporate costs associated with exploration activities during the period. For the six months period ended June 30, 2026, the Company incurred $0.9 million at Parral and various other exploration properties not discussed above and incurred $1.0 million in holding costs and administrative and corporate costs associated with exploration activities.

Pitarrilla Evaluation

At Pitarrilla during Q2 2026, the Company drilled 13 holes totaling 4,524 metres at a cost of $3.7 million, with activities focused on ramp development and underground hydrogeological drilling in the Pitarrilla ramp for piezometer installation and packer testing. The drilling was also intended to intersect structures of interest, including Palmito, Danna, Victoria, the Pitarrilla Fault and Manto Pitarrilla. Other activities included water availability work, groundwater and environmental monitoring, environmental baseline work, geophysical studies, preliminary access-road geotechnical and risk work, and permitting follow-up. As the Q1 activities focused on technical and site work, no drill holes and meters were completed in the period. For the six months ended June 30, 2026, the Company completed 13 drill holes totaling 4,524 metres at Pitarrilla at an aggregate cost of $5.5 million. The drilling and related technical work support ongoing hydrogeological, engineering, permitting and development planning for the project.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 13

CONSOLIDATED FINANCIAL RESULTS

Three months ended June 30, 2026 (compared to the three months ended June 30, 2025)

Revenue of $212.1 million in Q2 2026, net of $4.3 million of smelting and refining costs, has significantly increased compared to revenue of $88.6 million, net of $1.5 million of smelting and refining costs, in Q2 2025. Gross sales of $216.4 million in Q2 2026 are 140% higher than gross sales of $90.1 million for the same period in 2025.

The key drivers behind the higher gross revenue were the higher quantity of metal sold and the higher realized prices. During Q2 2026, the Company sold 2,054,108 oz silver and 10,823 oz gold, at realized prices of $70.16 and $4,305 per oz, respectively, compared to sales of 1,483,311 oz silver and 8,431 oz gold, at realized prices of $32.95 and $3,320 per oz, respectively, in the same period of 2025. As noted above, this represents 41% more silver oz sold, 40% more gold oz sold, 113% higher realized silver price and 30% higher gold realized price. For the three months ended June 30, 2026, the realized prices of silver were within 4% of the average market prices and gold prices were within 5% of market prices. Silver and gold market prices averaged $73.12 and $4,514 per oz, respectively, compared to $33.65 and $3,284 per oz in the comparative period. Additionally, the Company recorded $11.5 million from sales of lead, $11.4 million from sales of zinc, $1.5 million from sales of copper, and $1.2 million from sales of other metals including antimony. Base metal sales flow from Kolpa which was acquired on May 1, 2025.

As at June 30, 2026, the Company's finished goods inventory included 310,293 oz of silver and 1,299 oz of gold, compared to 491,747 oz of silver and 1,980 oz gold at March 31, 2026. The cost allocated to these finished goods, together with base metals, was $17.7 million as at June 30, 2026, compared to $25.7 million at March 31, 2026. As at June 30, 2026, the total finished goods inventory fair market value was $23.3 million, compared to $46.2 million at March 31, 2026. The volume of finished goods inventory varies due to timing of the planned shipment of concentrate and doré to customers.

Cost of sales for Q2 2026 was $138.1 million, an increase of 71% over the cost of sales of $80.9 million for Q2 2025. The increase in the cost of sales compared to the prior period was driven by $41.6 million from Terronera and higher costs at Kolpa and Guanaceví, partially offset by the sale of Bolañitos. Higher cost of sales at Kolpa are predominantly driven by the 96% higher throughput in Q2 2026 compared to 2025 where only two months of ownership were included, and lower daily throughput prior to the plant expansion in Q1 2026. Higher cost of sales at Guanaceví is predominantly caused by higher cost of material purchased by third parties, higher royalties and higher direct costs due to labor cost pressure and appreciation of the Mexican Peso.

The Company's mine operating earnings were $74.0 million in Q2 2026, $66.3 million higher than $7.7 million in the comparative period. This increase is due to the $34.1 million operating earnings from Terronera that was not operational in Q2 2025, $20.5 million higher operating earnings from Kolpa, $14.6 million higher operating earnings from Guanaceví, partially offset by the disposal of Bolañitos. General and administrative expenses of $2.9 million in Q2 2026 were lower than the $7.6 million incurred in the same period in 2025 due to the $3.6 million Kolpa acquisition costs incurred in the comparative period and $1.5 million comparatively lower DSU mark to market revaluation expense. Exploration expenses were $6.4 million compared to $4.9 million in Q2 2025, due to additional exploration expenditures on advancing the Pitarrilla Project and additional exploration work at Kolpa, partially offset by lower exploration expenses at Terronera. In Q2 2025 the Company incurred certain project costs in relation to Terronera that were not eligible for capitalization, such as supervisory activities and allocated general and administrative costs; these did not recur in 2026 now that Terronera is in operation. As a result, the Company generated operating earnings of $64.7 million for the quarter (Q2 2025 - operating loss of $4.8 million).

The Company recognized a foreign exchange gain of $0.6 million in Q2 2026 compared to $0.7 million in Q2 2025 due to the revaluation of monetary assets and liabilities held in currencies other than the US dollar. The Company recognized a $21.7 million gain on derivative contract revaluations (Q2 2025 - loss of $10.1 million), primarily from the gain on revaluation of the gold forward swap contracts of $23.8 million due to the lower gold price at the end of June compared to the end of March (Q2 2025 - loss of $12.9 million) and $1.2 million gain on Mexican peso forward contracts (Q2 2025 - gain of $4.2 million) partially offset by $3.2 million loss on revaluation of copper stream liability mainly because the copper price has increased during the period (Q2 2025 - $1.3 million).

The Company incurred $5.7 million in finance charges (Q2 2025 - $1.1 million) primarily related to the finance charge on unwinding the discount relating to the senior convertible notes established in December 2025 of $5.1 million (Q2 2025 - $nil). Additionally, in Q2 2026 the Company recognized a loss of $2.7 million in investment and other income, compared to income of $0.6 million in Q2 2025, predominantly due to the loss on the revaluation of shares of Guanajuato Silver Company Ltd. ("Guanajuato Silver") received as part of the consideration on the sale of Bolañitos in January 2026. The Company also recognized a $0.9 million gain on the sale of Bolañitos following the finalization of the working capital adjustment associated with the transaction. This contributed to earnings before taxes for Q2 2026 of $79.5 million (Q2 2025 - loss of $14.6 million).

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 14

Income tax expense was $13.0 million in Q2 2026 compared to $5.9 million in Q2 2025. The $13.0 million is comprised of $10.7 million current income tax expense (Q2 2025 - expense of $9.1 million) and $2.3 million in deferred income tax expense (Q2 2025 - recovery of $3.2 million). The current income tax expense consists of $2.2 million in special mining duty taxes (Q2 2025 - $1.7). The deferred income tax expense of $2.3 million (Q2 2025 - recovery of $3.2 million) primarily relates to temporary timing differences arising from differences in the recognition of revenue for accounting and tax purposes.

Six months ended June 30, 2026 (compared to the six months ended June 30, 2025)

Revenue of $421.8 million, net of $8.4 million of smelting and refining costs, increased by 177% compared to $152.1 million, net of $2.0 million of smelting and refining costs, for the six months ended June 30, 2025. Gross sales of $430.2 million in the period are 179% higher than $154.1 million during the same period in 2025. Gross sales have increased predominantly due to the $156.6 million of revenue contribution from Terronera, which achieved commercial production on October 1, 2025, and $100.6 million comparatively higher revenue from Kolpa, which was acquired on May 1, 2025, with the remaining increase caused by a $50.4 million increase in revenue from Guanaceví driven by higher metal prices partially offset by lower revenue from Bolañitos following its sale on January 15, 2026.

During the period, the Company sold 3,696,328 oz silver and 21,766 oz gold, at realized prices of $77.18 and $4,672 per oz, respectively, compared to sales of 2,706,995 oz silver and 16,696 oz gold, at realized prices of $32.52 and $3,110 per oz, respectively, in the same period of 2025. As noted above, this represents 38% more silver oz sold, 34% more gold oz sold, 137% higher realized silver price and 50% higher gold realized price. For the six months ended June 30, 2026, the realized prices of silver were within 2% of the average market prices and gold prices were within 1% of market prices. Silver and gold market prices averaged $78.57 and $4,687 per oz, respectively, compared to 32.76 and 3,071 per oz in the comparative period. Additionally, the Company recorded $20.5 million from sales of lead, $18.4 million from sales of zinc, $2.2 million from sales of copper, and $2.1 million from sales of other metals including antimony. Base metal sales flow from Kolpa which was acquired on May 1, 2025.

Cost of sales for the six months ended June 30, 2026, totaled $254.3 million, a 93% increase over $131.5 million in the same period in 2025. This increase was primarily driven by $87.3 million in cost of sales in Terronera which achieved commercial production on October 1, 2025, as well as by $54.8 million comparatively higher costs in Kolpa where only two months of ownership were included, and lower daily throughput prior to the plant expansion in Q1 2026, and $15.2 million higher costs at Guanaceví partially offset by the sale of Bolañitos. These changes resulted in mine operating earnings of $167.5 million (2025 - $20.6 million).

Exploration and evaluation expenses were $11.5 million, compared to $9.5 million incurred in the same period of 2025. General and administrative expenses of $7.5 million for the six months ended June 30, 2026, were 37% lower compared to the $11.9 million incurred for the same period of 2025, primarily due to the $3.6 million of Kolpa business acquisition costs which are ineligible to be capitalized in 2025, and $2.3 million comparatively lower loss on revaluation of directors DSU's carried at fair market value. These changes resulted in operating earnings of $148.5 million (2025 - loss of $0.8 million).

The Company incurred a loss on derivative valuation of $2.5 million (2025 - loss of $41.9 million) mostly driven by $6.3 million loss on silver collars (2025 - $nil) and $4.4 million loss on copper stream liability revaluation (2025 - loss of $1.3 million), partially offset by a $4.6 million gain on gold forward swap contracts (2025 - loss of $46.6 million), $2.2 million gain on note convertible early redemption derivative revaluation (2025 - $ nil) and $1.5 million gain on Mexican Peso forward contracts (2025 - gain of $5.9 million).

The Company recognized a foreign exchange gain of $0.3 million during the six-month period ended June 30, 2026, compared to a foreign exchange loss of $0.3 million in 2025. The Company incurred $11.5 million in finance charges primarily from $10.0 million from effective interest expense on convertible notes which were issued in December 2025. These finance charges are in comparison to $1.6 million for the same period in 2025 incurred primarily on loans payable, leases and retirement obligation accretion. The Company recognized a $5.9 million in investment and other loss compared to $2.2 million in investment and other income in 2025, resulting from recognizing an $8.4 million unrealized loss on marketable securities (2025 - gain of $0.3 million) predominantly due to the revaluation of shares of Guanajuato Silver Company Ltd. ("Guanajuato Silver"). This loss was partially offset by $4.3 million in interest income (2025 - $1.6 million), and $1.8 million of other various losses (2025 - income of $0.2 million) including loss on revaluation of contingent liabilities.

Income tax expense was $34.0 million for the six month period ended June 30, 2026, compared to $11.0 million for the same period in 2025. The $34.0 million tax expense is comprised of $44.5 million in current income tax expense (2025 - $14.4 million) and a recovery of $10.5 million in deferred income tax (2025 - recovery of $3.4 million). The current income tax expense includes $11.4 million in special mining duty taxes and is higher than the comparative period due to higher taxable earnings and the use of tax losses carried forward. The deferred income tax recovery of $10.5 million is derived from changes in temporary differences between the timing of deductions for accounting purposes compared to deductions for tax purposes.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 15

KEY ECONOMIC TRENDS

Precious Metal Price Trends

The prices of silver and gold are a critical factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the six months ended June 30, 2026, the average price of silver was $78.57 per oz, with silver trading between $57.37 and $118.45 per oz. This compares to an average of $32.76 per oz for the six months ended June 30, 2025, with a low of $29.41 and a high of $37.16 per oz. For the six months ended June 30, 2026, the Company realized an average price of $77.18 per silver oz compared with $32.52 per oz for the six months ended June 30, 2025.

During the six months ended June 30, 2026, the average price of gold was $4,687 per oz, with gold trading between $4,002 and $5,298 per oz. This compares to an average of $3,071 per oz for the six months ended June 30, 2025, with a low of $2,633 and a high of $3,433 per oz. For the six months ended June 30, 2026, the Company realized an average price of $4,672 per oz compared with $3,110 per oz for the six months ended June 30, 2025.

Several factors drove these large changes in gold and silver prices; global tensions, including ongoing conflicts in Ukraine, Iran and elsewhere in the Middle East, expectations of slower economic growth, concerns over U.S. trade policies, and tariffs pushed investors and central banks toward gold and silver to diversify away from the U.S. dollar and other fiat currencies. These dynamics propelled precious metals into record price territory, with gold and silver reaching all-time peaks of $5,298 per oz of gold in March 2026, and $118.45 per oz of silver in January 2026. Beyond the safe haven characteristics of silver, there has been a growing sense of optimism in the silver market, driven by industrial demand and supply constraints. The global push towards electrification, renewable energy, solid state batteries, and electric vehicles is expected to increase the demand for silver in industrial applications. Silver plays an indispensable role in solar panels, batteries, and other key technologies, positioning it as a strategic metal in the clean energy transition. Over this same period of industrial demand growth, the silver market has faced supply-demand deficits in recent years, with exploration, new discoveries and new production not keeping pace with mineral resource depletion. A lack of new major projects coming online is creating a supply-demand imbalance that has supported the rise in the silver price since the beginning of 2025 and especially noted in early 2026. While precious metal prices have softened during the second quarter of 2026, analyst consensus for the next year remains above $70 per oz of silver and $4,700 per oz of gold.

Currency Fluctuations

The Company's operations are located in Mexico and Peru, therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos and Peruvian soles. The Company's corporate activities are based in Vancouver, Canada with a portion of these expenditures being denominated in Canadian dollars.

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During the six months ended June 30, 2026, the Mexican peso strengthened and then weakened toward the end of June, so much so that it ended the period with no significant net change against the U.S. dollar, creating minimal foreign exchange impact from peso balances revalued into U.S. dollars. The average foreign exchange rate was $17.48 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.14 to $18.10. The average rate was 12% stronger than the comparative period in 2025 where the peso traded at an average of $19.95 peso per U.S. dollar, with a range of $18.83 to $20.88 Mexican pesos per U.S. dollar. This stronger Mexican peso in the six months ended June 30, 2026, compared to the same period in 2025 drove relatively higher costs when translated into U.S. dollars for financial reporting.

During the six months ended June 30, 2026, Peruvian sol experienced notable volatility and weakened somewhat against the U.S. dollar, primarily during Q1 of 2026. The average rate in Q2 2026, was 6% stronger than in Q2 2025, comparatively increasing costs denominated in soles. The average foreign exchange rate during the six months period was $3.43 Peruvian soles per U.S. dollar, with the sol trading within a range of $3.36 to $3.54.

Cost Trends

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As discussed above, the impact of higher metal prices has a key impact on the Company's cost per tonne; a $1.00 per oz increase in the silver price increases cost per tonne by $0.50 at Kolpa, by $0.90 at Terronera, and by $3.80 at Guanaceví. The higher precious metal prices experienced during the six months ended June 30, 2026 had a negative impact on underlying cost per tonne due to the higher cost of purchased third-party material, higher royalties, higher special mining duties and higher profit participation payments to employees. Furthermore, the Company's profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour and energy intensive and approximately 30% of the Company's production costs are directly tied to labour; with a higher metal price environment more mining operations in Mexico and Peru have been re-started or expanded and there has been a resulting increase in skilled labour compensation. Furthermore, 10-15% of the Company's costs are tied to the cost of energy. Notably since the commissioning and ramp up of Terronera, the impact of diesel costs to power much of the mine and plant operations has been significant, with oil prices increasing during the period due to supply disruptions caused by the ongoing conflicts in the Middle East. At Terronera, the LNG plant began commissioning in June and is now operating, with ramp-up occurring across the mine complex through Q3 2026. The LNG plant is expected to reduce cost per tonne by approximately $7 once fully ramped up. To mitigate the impact of higher labour, power and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

ANNUAL OUTLOOK

2026 Production and Cost Guidance

For the full year 2026, silver production from Terronera, Guanaceví, and Kolpa is projected to range between 8.3 and 8.9 million oz, while gold output from Terronera and Guanaceví is expected to range between 46,000 and 48,000 oz. During the first half of 2026, mine production at Terronera was from areas of the deposit with lower grades including stockwork, as mine development accesses higher-grade areas in the second half of 2026, which will improve grades.

		Terronera	Guanaceví	Kolpa	Consolidated
Tonnes per day	T	1,950 - 2,050	1,000 - 1,100	2,300 - 2,500	5,250 - 5,650
Silver Production	M oz	2.4 - 2.6	3.6 - 3.8	2.3 - 2.5	8.3 - 8.9
Gold Production	K oz	35.0 - 36.0	11.0 - 12.0	-	46.0 - 48.0
Lead Production	K t	-	-	22.0 - 24.0	22.0 - 24.0
Zinc Production	K t	-	-	16.0 - 18.0	16.0 - 18.0
Copper Production	T	-	-	650 - 750	650 - 750
Silver Eq Production(1)	M oz	5.6 - 5.8	4.6 - 4.9	4.4 - 4.9	14.6 - 15.6

(1) Silver equivalent for 2026 guidance is calculated using the following ratios: 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne.

During H1 2026 the Company produced 3,819,329 oz of silver and 22,215 oz of gold. Silver production was below the mid-point of production guidance as Terronera's planned production will increase throughout the year, and Kolpa's throughput being below the plan in Q1 2026, as well as due to lower grades of processed material at Guanaceví.

Consolidated cash costs in 2026 for Terronera, Guanaceví, and Kolpa are projected to range from $12.00 to $13.00 per payable silver oz, while AISC are estimated at $27.00 to $28.00 per oz, net of by-product credits.

		Terronera	Guanaceví	Kolpa	Consolidated
Direct operating costs per tonne	$/t	$130 - $140	$180 - $190	$130 - $140	$140 - $150
Direct costs per tonne	$/t	$150 - $160	$290 - $300	$140 - $150	$170 - $180
Cash costs, net of by-product credits	$/oz Ag	($2.00 - $1.00)	$21.00 - $22.00	$13.00 - $14.00	$12.00 - $13.00
AISC, net of by-product credits	$/oz Ag	$28.00 - $29.00	$29.00 - $30.00	$22.00 - $23.00	$27.00 - $28.00
Sustaining capital budget	$million	$56.7	$24.5	$9.8	$91.0
Growth capital budget	$million			$16.7	$16.7

Consolidated cash costs in Q2 2026 were $23.52 in line with Q1 2026 and higher than guided consolidated cost of $12.00-$13.00 due to the reasons discussed above. Management expects the costs to improve in the second half of 2026 due to higher grades at Guanacevi, the impact of ramp up efficiency programs at Terronera, including the LNG plant commissioning, and the higher-grade material that is expected to be accessed later in the year at Terronera.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 18

Consolidated Operating Costs

Direct operating costs per tonne for 2026 were projected to range between $140 and $150. Direct costs which include third-party material purchases, royalties, and special mining duties, are forecast to range between $170 and $180 per tonne.

Management's 2026 cost forecasts are based on a silver price of $36.00 per oz, a gold price of $3,240 per oz, an exchange rate of 18.50 Mexican pesos per U.S. dollar and 3.60 Peruvian soles per U.S. dollar, as well as annual inflation assumptions of 4% in Mexico and 2% in Peru. For every $1.00 increase in silver price per oz, direct costs per tonne would be expected to rise by approximately $0.90 at Terronera, $3.80 at Guanaceví, and $0.50 at Kolpa, reflecting the impact of royalties, duties, and third-party purchases.

Consolidated direct operating costs per tonne in Q2 and six months ended June 30, 2026, were $161.73 and $173.63 per tonne respectively. The consolidated cost per tonne realized by the Company was impacted by higher costs at each of the three operating mines driven by the stronger Mexican Peso, and higher labor costs driven by the labor shortage and higher employee labor participation as well as higher energy costs which are expected to decrease in the second half of the year due to the transition to LNG at Terronera mine.

2026 Planned Capital Expenditures

The Board of the Company has approved an expanded capital program for 2026, in light of current market conditions. As a result, the Company's expected sustaining and growth capital expenditure has increased to $181.4 million from the previously estimated plan of $157.8 million.

At Kolpa, $18.1 million additional capital expenditure includes $2.2 million for sustaining activities and $15.9 million for expansionary capital. This primarily relates to projects required following the plant's successful expansion to 2,500 tonnes per day, including expansion-related projects driven by increased requirements imposed by local authorities, expansion of the tailings facility to accommodate the increased plant capacity, construction of a new water treatment plant, expected to commence in 2026 and be completed in 2027 and new power substations required to support current operating levels and the anticipated additional demand from the waste plant and water treatment plant.

At Guanaceví, $5.5 million additional capital expenditure includes $1.0 for sustaining activities, and $4.5 million for expansionary activities. This is primarily to the expansion of the tailings facility and roads, projects which have been brought forward due to operating requirements and the potential addition of further mineral resources.

Project	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Terronera	$32.9 million	$23.8 million	$56.7 million	-	$56.7 million
Guanaceví	$14.1 million	$11.4 million	$25.5 million	$4.5 million	$30.0 million
Kolpa	$3.0 million	$9.0 million	$12.0 million	$32.6 million	$44.6 million
Pitarrilla	-	-	-	$48.0 million	$48.0 million
Exploration	-	-	-	$1.8 million	$1.8 million
Corporate	-	-	-	$0.3 million	$0.3 million
Total	$50.0 million	$44.2 million	$94.2 million	$87.2 million	$181.4 million

Capital Investments

In 2026, Endeavour plans to invest $94.2 million in sustaining capital across its three operating mines. At budgeted metal prices, these investments are expected to be funded from operating cash flows.

At Terronera, $56.7 million is being allocated to capital projects, including $32.9 million for 9,000 metres of mine development at the Terronera vein. The remaining $23.8 million will support one-time mine and plant infrastructure enhancements, including the transition from diesel to LNG, construction of a new warehouse, expansion of accommodations by increasing bed capacity and other key initiatives designed to strengthen operational efficiency and sustainability.

At Guanaceví, $25.5 million is being invested in capital projects, with the largest component being 4,500 metres of mine development at El Curso and Milache for an estimated $14.1 million. An additional $8.8 million will be for mine infrastructure and equipment, $1.5 million for plant equipment and tailings storage facility expansion, and $1.1 million for various surface infrastructure and equipment upgrades.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 19

At Kolpa, $32.6 million is being invested in capital projects, including $3.1 million for 3,500 metres of mine development in the Bienaventurada and Poderosa areas. A further $9.0 million will be for mine infrastructure, equipment, and building improvements. Growth capital expenditures of $32.6 million will support the plant expansion to 2,500 tonnes per day, including the installation of a new ball mill, upgrades to flotation cells and expansion of the tailings storage facility. The $32.6 million includes the revised estimate discussed above.

The Company is also spending $2.1 million to maintain exploration concessions, acquire mobile exploration equipment, and support corporate infrastructure.

Pitarrilla

Endeavour will continue advancing the Pitarrilla project in 2026 with an estimated investment of $65.8 million, which includes $15.0 million for the feasibility study, $2.8 million for exploration work including 8,550 metres of drilling, and $48.0 million in capital expenditures. Capital spending includes $10.4 million for mine equipment, $4.0 million for additional equipment, $11.2 million for camp, warehouse, and surface infrastructure, $7.0 million to complete 1,300 metres of underground development, and $15.4 million in other indirect project costs, including contingency.

During the second quarter of 2026, the Company invested $4.4 million in Pitarrilla's property, plant and equipment. Project expenditures at Pitarrilla do not qualify for capitalization until the project formally transitions to the development stage and these costs are expensed through the statement of earnings and loss as exploration costs. Management expects the pace of investment to ramp up in the remainder of 2026, as permitting goals are achieved, and feasibility study work advances.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debt. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury, equity and debt offerings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

Management of the Company believes that operating cash flow and existing current assets will be sufficient to cover capital requirements and meet its short-term obligations for at least the next twelve months. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth. As of June 30, 2026, the Company has $35.3 million of capacity available under the at-the-market distribution facility which remains available through the prospectus supplement dated July 10, 2025.

Expressed in millions of U.S. dollars	As at June 30, 2026	As at December 31, 2025

Current assets	$435.4	$423.2
Current liabilities	$221.0	$276.8
Working capital surplus	$214.4	$146.4

As at June 30, 2026, the Company had a working capital surplus of $214.4 million compared to $146.4 million as of December 31, 2025 (including $26.1 million of net current assets classified as held for sale). The $94.1 million increase of working capital during the period (excluding net assets classified as held for sale), was predominantly caused by $21.2 million increase in cash, $15.3 million increase in accounts and other receivables and $9.0 million increase in inventories, as well as  $29.3 million decrease in current derivative liabilities, $10.8 million decrease in accounts payable, accrued liabilities and other liabilities and $6.0 million decrease in loans payable together with $2.3 million other offsetting changes in current assets and liabilities. The higher cash, receivables and inventory balances are largely driven by higher production and profitability during 2026 compared to 2025. The decrease in current derivative liabilities is caused by a $66.2 million repayment during the period partially offset by the revaluation of the remaining liability as of June 30, 2026. The lower loans payable balance is predominantly caused by final repayment of the debt facility for Terronera (the "Debt Facility") in June 2026 and lower accounts payable, accrued and other liabilities are mainly a result of Terronera's project related spending declined at the end of 2025 and vendor accounts were settled. Working capital includes $69.5 million of Mexican value added tax "Impuesto al Valor Agregado" ("IVA") recoverable (December 31, 2025 - $63.8 million) which is expected to be recovered within twelve months.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 20

Three months ended June 30, 2026 (compared to the three months ended June 30, 2025)

Cash from operating activities

During Q2 2026, operating activities generated cash flow of $39.8 million compared to $21.5 million in Q2 2025, while the Company invested $5.1 million in working capital in Q2 2026 (Q2 2025 - released $7.2 million). Higher metal prices and metal production helped generate stronger cash flow and as a result cash flow from operations before working capital changes was $44.9 million in Q2 2026, compared to $14.3 million in Q2 2025. Operating cash flow in the period was negatively impacted by $31.7 million repayment of the gold forward swaps and silver collars while the comparative period was positively impacted by $13.5 million receipts of precious metal prepayments from customers.

Cash used in investing activities

During Q2 2026, investing activities used net cash of $26.8 million compared to $125.4 million in Q2 2025. Payments for mineral properties, plant and equipment totaled $29.1 million in Q2 2026 compared to $54.2 million in Q2 2025 due to higher capital growth investment at Terronera in 2025 during construction, which was partially offset by $2.3 million interest cash received during Q2 2026 compared to $0.6 million in 2025 as a result of higher cash balances on hand. In Q2 2025 the Company also used $72.8 million for acquisition of Kolpa offset by $1.0 million other receipts which have not recurred in 2026.

Of the $29.1 million invested in mineral properties, plant and equipment during Q2 2026, $12.0 million was at Terronera, most significant of which was $7.6 million on mine development, $2.4 million on equipment and infrastructure and $2.0 million on settlements of prior periods accounts payables related to mineral properties, plant and equipment. At Kolpa during the second quarter of 2026, $5.7 million was invested, primarily on equipment and infrastructure related to the plant capacity expansion. At Guanaceví, the Company invested $7.0 million, with $4.6 million spent on mine development and $2.4 million on equipment and infrastructure. $4.4 million of capital expenditure was related to Pitarrilla and the remainder was related to exploration activities.

Cash from (used in) financing activities

Financing activities for the three month period ended June 30, 2026, used $8.5 million, compared to providing $91.2 million in the same period of 2025. During Q2 2026, the Company paid $6.3 million in principal repayments on loans and lease liabilities, $2.1 million on repayment of copper stream liability, $0.3 million in interest payments and received $0.2 million of cash in other types of activities. By comparison, in Q2 2025, the Company paid $2.6 million in principal repayments on loans and lease liabilities, and $3.2 million in interest payments. Interest payments were higher in the comparative period as the Company had drawn the $120.0 million Debt Facility, in contrast during the current period only $5.0 million was outstanding on the Debt Facility. Additionally, in 2025 the Company received $46.6 million from public equity offerings, $35.0 million from copper stream prepayment and $15.0 million from draws of loans payable and $0.5 million from other activities.

Six months ended June 30, 2026 (compared to the six months ended June 30, 2025)

Cash from operating activities

During the six months ended June 30, 2026, operating activities generated cash flow of $60.6 million compared to $24.9 million in the same period of 2025, while the Company invested $23.2 million in working capital during the period (Q2 2025 - released $2.2 million). Higher metal prices and metal production helped generate stronger cash flow and as a result cash flow from operations before working capital changes in the first half of 2026 was $83.2 million, compared to $22.8 million in 2025. Operating cash flow in the current period was negatively impacted by $66.2 million repayment of the gold forward swaps and silver collars while in the comparative period being positively impacted by $13.5 million receipts of precious metal prepayments from customers.

Cash used in investing activities

During the first half of 2026, investing activities used net cash of $35.2 million compared to $166.0 million in 2025. Payments for mineral properties, plant and equipment totaled $67.0 million in 2026 compared to $95.7 million in 2025 due to higher capital growth investment at Terronera during construction in 2025. In 2026 the Company has received net proceeds of $27.5 million from the sale of Bolañitos, opposed to 2025 when the Company invested $72.8 million for acquisition of Kolpa.

Of the $67.0 million invested in mineral properties, plant and equipment during first half of 2026, $30.9 million was at Terronera, most significant of which was $15.9 million on mine development and $11.6 million settlements of prior periods accounts payables related to mineral properties, plant and equipment with remainder spent on mobile equipment and infrastructure. At Kolpa, during the first half of 2026, $18.3 million was invested, of which $14.1 million on equipment and infrastructure primarily related to the plant capacity expansion, with $2.0 million settlements of prior periods accounts payables related to mineral properties, plant and equipment, and remainder spent on buildings and mine development. At Guanaceví, the Company invested $12.7 million, with $8.3 million spent on mine development and $4.4 million on equipment and infrastructure. $4.6 million of capital expenditure was related to Pitarrilla and remaining $0.6 million was related to exploration activities, holding costs, corporate and Bolañitos.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 21

Cash from (used in) financing activities

Financing activities for the first half of 2026 used $12.5 million, compared to providing $86.7 million in the same period of 2025. During the first half of 2026, the Company paid $7.7 million in principal repayments on loans and lease liabilities, $3.8 million on repayment of copper stream liability, $0.5 million in interest payments and used $0.4 million of cash in other types of activities. By comparison, in the same period of 2025, the Company paid $4.0 million in principal repayments on loans and lease liabilities, $0.4 million on repayment of copper stream liability, and $6.3 million in interest payments. Interest payments were higher in the comparative period as the Company had fully drawn the $120.0 million Debt Facility, in contrast during the current period only $5.0 million was outstanding on this Debt Facility. Additionally, in 2025 the Company received $46.6 million from public equity offerings, $35.0 million from copper stream prepayment and $15.0 million from draws of loans payable and $0.5 million from other activities.

Equity financings

On May 27, 2025, the Company filed an updated Base Shelf prospectus, and on July 10, 2025, issued a prospectus supplement for an offering of up to $60.0 million of shares through an ATM facility of which $35.3 million remains available as of June 30, 2026.

On November 27, 2024, the Company completed a bought deal equity offering for the issuance of a total of 15,825,000 common shares at a price of $4.60 per share, which raised gross proceeds of $72.8 million. The net proceeds for this financing as at June 30, 2026, have been used as follows:

Use of proceeds (millions)
Net proceeds received	$68.6
Advancing Pitarrilla project	19.5
Allocated to working capital	$49.1

Debt financings

On October 6, 2023, the Company, through its wholly-owned subsidiary Terronera Precious Metals, S.A. de C.V. entered into a credit agreement with Société Generale and ING Capital LLC (together with ING Bank N.V.) for a senior secured debt facility for up to $120 million (the "Debt Facility"), subsequently amended to $135 million and fully drawn during 2025. $130 million of the Debt Facility was repaid in December 2025, with the final balance of the facility being repaid during June 2026.

Contingencies

The Company has a number of disputes with the Mexican tax authorities as disclosed in the MD&A for the year ended December 31, 2025, which are currently being addressed in the Mexican court process, and judgment is used to assess the likelihood of outcomes in favour of the Company and the recognition of any liabilities. The Company is also required to use judgment to determine certain tax treatments in calculating income tax expense and IVA. These judgments are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of June 30, 2026, the Company held $236.6 million in cash and cash equivalents and had a working capital surplus including cash of $214.4 million. The Company may be required to raise additional funds through future debt or equity financings in order to carry out other business plans.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 22

Contractual Obligations

The Company had the following undiscounted contractual obligations including interest, as at June 30, 2026:

Payments due by period (in millions of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$2.5	$2.5	$-	$-	$-
Accounts payable, accrued liabilities and other	109.5	109.5
Loans payable	6.2	3.1	3.1	-	-
Lease liabilities	1.4	0.8	0.6	-	-
Other contracts	0.2	0.1	0.1	-	-
Reclamation obligations	28.7	-	7.6	0.6	20.5
Gold forward swaps	66.4	65.2	1.1	-	-
Silver collar contracts	2.4	2.4	-	-	-
Copper stream liability	59.2	8.5	17.1	15.6	18.0
Contingent payment	10.0	10.0	-	-	-
Convertible note debenture	354.5	1.0	1.8	351.8	-
Total	$641.0	$203.1	$31.4	$368.0	$38.5

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at June 30, 2026, the carrying and fair values of the Company's financial instruments by category were as follows:

	As at June 30, 2026		As at December 31, 2025
Expressed in millions of U.S. dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$236.6	$236.6	$215.4	$215.4
Other investments	12.8	12.8	1.0	1.0
Trade and other receivables	38.7	38.7	23.8	23.8
Derivative assets	11.1	11.1	9.1	9.1
Loan receivable	2.6	2.6	2.6	2.6
Deferred consideration	7.8	7.8	-	-
Total financial assets	$309.6	$309.6	$251.9	$251.9

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$109.5	$109.5	$120.4	$120.4
Derivative liabilities	65.8	65.8	130.3	130.3
Copper stream liability	45.4	45.4	44.7	44.7
Contingent payment	9.4	9.4	8.8	8.8
Loans payable	5.6	5.6	12.7	12.7
Senior convertible notes	241.2	243.1	231.2	231.2
Total financial liabilities	$476.9	$478.8	$548.1	$548.1

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 23

Assets and liabilities as at June 30, 2026 that are measured at fair value on a recurring basis include:

As at June 30, 2026
Expressed in millions of U.S. dollars	Total	Level 1	Level 2	Level 3
Financial Assets:
Other investments	$12.8	12.7	-	0.1
Accounts and other receivables	$31.7	-	31.7	-
Derivative assets	$11.1	-	0.9	10.2
Deferred consideration	$7.8	-	-	7.8
Total financial assets	$63.4	$12.7	$32.6	$18.1

Financial Liabilities:
Cash-settled deferred share units	$7.8	7.8	-	-
Derivative liabilities	$65.8	-	65.8	-
Copper stream liability	$45.4	-	-	45.4
Contingent payment	$9.4	-	-	9.4
Total financial liabilities	$128.4	$7.8	$65.8	$54.8

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy. The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 3 investments, which consist of share purchase warrants where inputs are not observable, the estimated fair value is determined by using an option pricing model. Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales. The fair value of receivables arising from concentrate and doré sale contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred consideration

As part of the sale of Bolañitos, the Company is entitled to receive up to $10.0 million of deferred consideration, payable in two installments of $5.0 million each upon Bolañitos achieving the cumulative production milestones of two million and four million silver-equivalent ounces respectively. The deferred consideration represents a financial asset measured at fair value through profit or loss and is re-measured at the end of each reporting period, with changes in fair value recognized in profit or loss. Deferred consideration is valued using a probability weighted discounted cash flows with key assumptions being likelihood and timing of the milestones being reached. It is classified as Level 3 in the fair value hierarchy.

Derivative assets

The Company hedges a portion of its operating expenditures incurred in Mexican pesos. The fair value of the foreign exchange forward contracts is determined using mark-to-market values provided by counterparties. These valuations are based on observable market inputs, including spot rates, forward foreign exchange rates and interest rate curves. Accordingly, the instruments are classified as Level 2 in the fair value hierarchy. Derivative assets further include an early redemption derivative asset embedded in the convertible senior notes, which is valued using a FINCAD model with key assumptions including underlying stock volatility and the Company's credit spread. This instrument is classified as Level 3 in the fair value hierarchy.

Deferred share units ("DSUs")

The Company previously issued DSUs to independent directors of the Company under a plan which has since been replaced. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Copper stream liability

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 24

The Company entered into a copper stream agreement on copper produced by Kolpa. Under the copper stream agreement, the Company received a $35 million prepayment used to finance the cash consideration of the Kolpa acquisition on May 1, 2025. The copper stream liability is classified as Level 3 in the fair value hierarchy and measured at fair value through profit or loss. The stream is valued using a discounted cash flow model based on current market and operational assumptions. The key unobservable inputs used in the valuations include a discount rate, reflecting credit risk and asset-specific risk, and copper price forecasts, based on observable forward price curves over the expected production term. Valuation involves significant management's judgment related to the life-of-mine production schedule, including expected output timing and volumes.

Contingent payment

Part of the consideration in the acquisition of Kolpa was a deferred payable totaling up to $10.0 million, contingent upon Kolpa'a future technical report's stated silver-equivalent ounces and payable upon filing of the technical report. Consideration is valued using a discounted cash flow model and it is classified as Level 3 in the fair value hierarchy.

Derivative liabilities

The Company holds certain gold forward swap contracts to hedge against the fluctuation in gold. The fair values of the gold forward swap contracts are determined using mark-to-market values provided by counterparties. These valuations are based on observable market inputs, including gold spot price, forward price curve and interest rate curves. Accordingly, the instruments are classified as Level 2 in the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed to a variety of financial instrument related risks. The board of directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable. Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate and doré inventory to reputable metal traders and other customers. The loan receivable relates to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO. There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements and development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, a smaller portion of IVA refund requests are denied from time to time based on the alleged lack of compliance with certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico, Peru and Canada make it subject to foreign currency fluctuations. Certain of the Company's operating expenses are incurred in Mexican pesos, Peruvian soles and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently impact the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company hedges a portion of operating expenditures incurred in Mexican pesos. As of June 30, 2026, the Company had $24.0 million in Mexican peso forward contracts with a weighted average rate of 18.30 pesos per U.S. dollar.

Interest Rate Risk - The interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the outstanding equipment financing obligations bear interest at fixed rates. The Company has no loan payable arrangements with exposure to changes in future cash flows attributable to changes in market interest rates as of June 30, 2026.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 25

The Company is exposed to interest rate risk on its cash and cash equivalents. The interest earned on cash and cash equivalents is based on bank account interest rates which may fluctuate. Based on the exposure as of June 30, 2026, a 1% change in the interest rates would result in an increase or decrease of approximately $2.4 million in interest earned by the Company at an annual level. The Company has not entered into any derivative contracts to manage the interest rate risk.

Commodity Price Risk - The Company is subject to commodity price risk related to silver, gold, lead, zinc, and copper. Fluctuations in the market prices of these metals can have a direct and immediate impact on the valuation of related financial instruments, non-financial assets, and overall net earnings. Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.

As of June 30, 2026, unfinalized sales of 284,018 oz of silver and 2,963 oz of gold as well as trivial amounts of base metals, which do not have a final settlement price and the estimated revenues have been recognized using one month forward metal prices. As at June 30, 2026, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $2.8 million.

On March 28, 2024, the Company entered into gold forward swap contracts for 68,000 oz, a portion of the expected gold sales in the first three years of production, to hedge against the fluctuation in gold prices. As of June 30, 2026, 36,347 oz remains outstanding with forward price of $2,311 per oz of gold.

In September 2025, in relation to the amendment to the Debt Facility, the Company implemented un-margined zero cost collars for 968,000 oz of silver with a price range of $31 to $42. As at June 30, 2026, the final settlement amount of the Company's silver collar contracts had been fixed at $2.3 million and was included in current derivative liabilities. Accordingly, the Company had no silver collar ounces outstanding. The liability was settled in cash on July 2, 2026.

OUTSTANDING SHARE DATA

As of July 29, 2026, the Company had the following securities issued, issuable and outstanding:

  296,144,479 common shares;
  1,192,024 stock options;
  934,260 performance share units;
  641,893 equity settled DSUs.
  459,853 restricted share units.
  Convertible senior notes with a potentially dilutive impact of 28,101,150 shares.

As at June 30, 2026, the Company's issued share capital was $984.0 million (December 31, 2025 - $981.2 million), representing 296,144,479 common shares (December 31, 2025 - 295,410,615). The Company also had options outstanding to purchase 1,192,024 common shares (December 31, 2025 - 1,671,794) with a weighted average exercise price of CAD$4.31 (December 31, 2025 - CAD$4.13), 934,260 performance share units (December 31, 2025 - 1,214,900), 641,893 equity settled DSUs (December 31, 2025 - 598,437), 459,853 restricted share units (December 31, 2025 - 363,520) as well as convertible senior notes with  $350.0 million aggregate principal value convertible into common shares based on an initial conversion rate of 80.2890 common shares per $1,000 principal amount of notes.

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 26

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period

The accounting policies applied in the Company's condensed consolidated interim financial statements for the six months ended June 30, 2026, are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2025, except as noted below:

Effective January 1, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce an optional exception for certain electronic payment arrangements. The adoption of these amendments did not have a significant impact on the Company's consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  There have been no significant changes to the critical accounting estimates and judgments disclosed in the Company's annual MD&A for the year ended December 31, 2025.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and six months ended June 30, 2026, there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 27

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in millions of U.S. dollars except for share numbers and per share amounts	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross Sales	$216.3	$213.8	$176.4	$146.0	$90.1	$63.9	$42.7	$54.0
Smelting and refining costs included in revenue	4.3	4.0	3.8	3.1	1.5	0.4	0.5	0.5
Total Revenue	212.1	209.7	172.6	142.9	88.6	63.5	42.2	53.5
Direct production costs	101.0	84.0	92.0	93.9	59.2	35.2	25.4	28.7
Royalties	11.2	11.2	9.0	9.3	6.5	6.2	3.7	5.2
Mine operating cash flow before taxes	99.9	114.6	71.6	39.7	22.9	22.1	13.1	19.6
Share-based compensation	0.2	0.2	0.2	0.1	0.2	-	0.1	0.1
Depreciation	25.7	20.9	24.9	23.9	15.0	9.2	5.3	7.0
Mine operating earnings (loss)	74.0	93.5	46.6	15.7	7.7	12.9	7.7	12.5

Basic earnings (loss) per share	$0.22	$0.23	($0.08)	($0.14)	($0.07)	($0.13)	$0.00	($0.07)
Diluted earnings (loss) per share	$0.21	$0.21	($0.08)	($0.14)	($0.07)	($0.13)	$0.00	($0.07)
Weighted shares outstanding ('000)	296,096	295,687	294,636	291,373	283,534	262,324	252,170	246,001

Net earnings (loss)	66.5	64.9	(23.8)	(42.0)	(20.5)	(32.9)	1.0	(17.3)
Depreciation	26.0	21.1	25.1	24.1	15.1	9.6	5.7	7.4
Finance costs	5.4	5.6	11.6	0.7	0.8	0.2	0.3	0.4
Current income tax	10.7	33.8	11.6	10.7	9.1	5.3	(0.2)	4.5
Deferred income tax	2.3	(12.8)	(12.8)	(6.2)	(3.2)	(0.2)	(2.5)	(0.5)
EBITDA	110.9	112.6	11.7	(12.7)	1.3	(18.0)	4.3	(5.5)

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 28

The following table presents selected production and costs information for each of the most recent eight quarters:

Highlights	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	509,576	456,657	551,010	400,245	303,828	209,507	165,591	175,065
Terronera	175,729	175,418	154,180	-	-	-	-	-
Guanaceví	100,439	95,524	104,380	99,340	96,834	102,438	58,798	67,094
Bolañitos	-	13,988	93,620	105,153	88,098	107,069	106,793	107,971
Kolpa	233,408	171,727	198,830	195,752	118,896	-	-	-
Silver ounces	1,943,955	1,875,375	2,030,206	1,766,926	1,483,736	1,205,793	824,529	874,717
Terronera	608,347	533,301	352,002	-	-	-	-	-
Guanaceví	702,320	793,560	877,554	1,024,321	997,875	1,015,327	718,797	768,905
Bolañitos	-	18,396	168,783	143,916	105,223	190,466	105,732	105,812
Kolpa	633,288	530,118	631,867	598,689	380,638	-	-	-
Silver equivalent ounces(1)	3,437,794	3,341,943	3,767,713	3,037,156	2,528,562	1,872,833	1,550,529	1,617,925
Terronera	1,298,268	1,296,348	1,003,822	-	-	-	-	-
Guanaceví	955,070	1,042,779	1,117,703	1,279,860	1,282,853	1,334,447	928,557	995,146
Bolañitos	-	62,766	379,632	471,158	440,678	538,386	621,972	622,779
Kolpa	1,184,457	940,050	1,266,557	1,286,139	805,032	-	-	-
Cash costs per oz (2)	$23.52	$22.54	$19.05	$18.09	$15.35	$15.89	$13.68	$11.35
Terronera	$5.07	($2.14)	$4.76	-	-	-	-	-
Guanaceví	$40.17	$38.59	$31.18	$22.98	$19.91	$19.73	$20.25	$19.59
Bolañitos	-	($34.70)	$11.18	($11.47)	($17.26)	($5.60)	($33.11)	($51.38)
Kolpa	$22.23	$24.52	$11.42	$16.43	$11.81	-	-	-
AISC per oz (2)	$36.89	$37.03	$41.19	$30.53	$25.16	$24.48	$27.33	$25.82
Terronera	$26.42	$22.31	$65.70	-	-	-	-	-
Guanaceví	$52.20	$48.47	$42.31	$31.09	$26.81	$26.50	$32.40	$30.83
Bolañitos	-	($20.22)	$35.95	$27.22	$7.04	$13.16	($8.78)	($12.31)
Kolpa	$29.40	$36.12	$27.19	$30.31	$25.66	-	-	-
Direct costs per tonne (2)	$219.62	$256.33	$207.91	$192.78	$201.24	$207.27	$209.49	$189.85
Terronera	$192.13	$233.84	$230.35	-	-	-	-	-
Guanaceví	$395.39	$457.23	$383.98	$349.83	$325.40	$310.52	$365.23	$330.55
Bolañitos	-	$130.37	$136.00	$118.41	$137.72	$108.49	$123.73	$102.42
Kolpa	$164.68	$177.82	$131.93	$153.03	$147.20	-	-	-

(1) Silver equivalents for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.

(2) Cash cost per oz, AISC per oz and direct costs per tonne are non-IFRS measures.

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 29

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.

Expressed in millions of U.S. dollars	As at June 30, 2026	As at December 31, 2025
Current assets	$435.4	$423.2
Current liabilities	221.0	276.8
Working capital	$214.4	$146.4

Adjusted earnings and adjusted earnings per share are non-IFRS measures that supplement information to the Company's consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute for net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual items, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included unrealized foreign exchange (gain) loss, (gain) loss on derivatives, changes in the fair value of its investments in marketable securities and change in fair value of cash settled DSUs and made retroactive adjustments to prior periods for the same.

The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$66.5	($20.5)	$131.4	($53.4)
Unrealized foreign exchange (Gain) loss	(3.0)	(2.8)	(2.4)	(2.5)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	(21.3)	10.1	4.1	42.0
(Gain) on sale of Bolañitos	(0.9)	-	(36.5)	-
Acquisition costs	-	3.6	-	3.6
Change in fair value of investments	4.3	(0.2)	8.4	(0.3)
Change in fair value of cash settled DSUs	(1.0)	0.6	(1.1)	1.2
Adjusted net earnings (loss)	$44.8	($9.2)	$104.0	($9.4)
Basic weighted average share outstanding ('000)	296,096	283,534	295,892	272,988
Adjusted net earnings (loss) per share	$0.15	($0.03)	$0.35	($0.03)

Totals may not add up due to rounding

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities, and is provided to investors as a measure of the Company's operating performance.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 30

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Mine operating earnings per financial statements	$74.0	$7.7	$167.5	$20.6
Share-based compensation	0.2	0.2	0.4	0.2
Depreciation	25.7	15.0	46.5	24.2
Mine operating cash flow before taxes	$99.9	$22.9	$214.4	$45.0

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2026	2025	2026	2025
Cash from operating activities per financial statements	$39.8	$21.5	$60.6	$24.9
Net changes in non-cash working capital per financial statements	(5.1)	7.2	(23.2)	2.2
Operating cash flow before working capital changes	$44.9	$14.3	$83.8	$22.7
Basic weighted average shares outstanding ('000)	296,096	283,534	295,892	272,988
Operating cash flow before working capital changes per share	$0.15	$0.05	$0.28	$0.08

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Depreciation.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Unrealized foreign exchange (gain) loss;
  Change in fair value of investments;
  (Gain) loss on derivatives and copper stream revaluation;
  Change in fair value of cash settled DSUs;
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose.

EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 31

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$66.5	($20.5)	$131.4	($53.4)
Depreciation - cost of sales	25.7	15.0	46.5	24.2
Depreciation - exploration, evaluation and development	0.2	-	0.3	0.3
Depreciation - general & administration	0.1	0.1	0.2	0.2
Finance costs	5.4	0.8	10.9	1.0
Current income tax expense	10.7	9.1	44.5	14.4
Deferred income tax expense (recovery)	2.3	(3.2)	(10.5)	(3.4)
EBITDA	$110.9	$1.4	$223.5	($16.7)
Share based compensation	0.9	1.7	2.3	2.2
Unrealized foreign exchange (gain) loss	(3.0)	(2.8)	(2.4)	(2.5)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	(21.3)	10.1	4.1	42.0
(Gain) on sale of Bolañitos	(0.9)	-	(36.5)	-
Change in fair value of investments	4.3	(0.2)	8.4	(0.3)
Change in fair value of cash settled DSUs	(1.0)	0.6	(1.1)	1.2
Adjusted EBITDA	$90.0	$10.8	$198.4	$25.9
Basic weighted average shares outstanding ('000)	296,096	283,534	295,892	272,988
Adjusted EBITDA per share	$0.30	$0.04	$0.67	$0.09

Totals may not add up due to rounding

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios is similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty. Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.

Total production costs include all cash costs plus depreciation, changes in depreciation in finished goods inventory and site share-based compensation. Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced. Direct operating costs per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes. The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 32

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$29.3	$37.8	$-	$33.9	$101.0
Purchase of the third-party material	-	(15.2)	-	(0.9)	(16.1)
Smelting and refining costs included in revenue	1.4	-	-	2.9	4.3
Opening finished goods	(2.2)	(17.6)	-	(1.4)	(21.3)
Closing finished goods	1.3	12.3	-	0.9	14.5
Direct operating costs	29.8	17.3	-	35.3	82.4
Purchase of the third-party material	-	15.2	-	0.9	16.1
Royalties	2.3	7.9	-	1.1	11.2
Special mining duty (1)	1.7	(0.7)	-	1.1	2.2
Direct costs	33.8	39.7	-	38.4	111.9
By-products sales	(31.8)	(14.8)	-	(25.6)	(72.2)
Opening by-products inventory fair market value	2.6	6.4	-	1.3	10.4
Closing by-products inventory fair market value	(1.6)	(3.6)	-	(0.8)	(6.1)
Cash costs net of by-products	3.0	27.8	-	13.3	44.0
Depreciation	9.9	7.4	-	8.3	25.7
Share-based compensation	0.1	-	-	0.1	0.2
Opening finished goods depreciation	(0.6)	(3.5)	-	(0.3)	(4.4)
Closing finished goods depreciation	0.4	2.6	-	0.2	3.1
Total production costs	$12.8	$34.3	$-	$21.6	$68.7

	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	175,729	100,439	-	233,408	509,576
Payable silver ounces	582,043	691,401	-	599,323	1,872,767

Cash costs per silver ounce	$5.07	$40.17	$-	$22.23	$23.52
Total production costs per ounce	$21.93	$49.65	$-	$36.08	$36.69
Direct operating costs per tonne	$169.49	$172.22	$-	$151.38	$161.73
Direct costs per tonne	$192.13	$395.39	$-	$164.68	$219.62

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 33

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$23.1	$11.6	$16.3	$51.0
Purchase of the third-party material	-	(10.0)	-	-	(10.0)
Smelting and refining costs included in revenue	-	-	0.3	1.1	1.4
Opening finished goods	-	(4.8)	(1.3)	(0.6)	(6.7)
Closing finished goods	-	5.9	0.9	0.6	7.4
Direct operating costs	-	14.2	11.5	17.4	43.1
Purchase of the third-party material	-	10.0	-	-	10.0
Royalties	-	6.2	0.2	-	6.4
Special mining duty (1)	-	1.1	0.4	0.1	1.7
Direct costs	-	31.5	12.1	17.5	61.1
By-products sales	-	(11.6)	(14.0)	(13.3)	(38.9)
Opening by-products inventory fair market value	-	2.2	1.4	0.5	4.2
Closing by-products inventory fair market value	-	(2.3)	(1.3)	(0.5)	(4.1)
Cash costs net of by-products	-	19.8	(1.7)	4.2	22.3
Depreciation	-	6.3	2.7	5.2	14.2
Share-based compensation	-	0.1	-	-	0.1
Opening finished goods depreciation	-	(1.6)	(0.4)	(0.1)	(2.1)
Closing finished goods depreciation	-	1.8	0.2	0.1	2.2
Total production costs	$-	$26.4	$0.9	$9.4	$36.7

	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	96,834	88,098	118,896	303,828
Payable silver ounces	-	994,882	100,183	359,347	1,454,412

Cash costs per silver ounce	$-	$19.91	($17.26)	$11.81	$15.35
Total production costs per ounce	$-	$26.55	$8.92	$26.20	$25.25
Direct operating costs per tonne	$-	$147.11	$131.06	$145.95	$142.00
Direct costs per tonne	$-	$325.40	$137.72	$147.20	$201.24

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 34

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$63.1	$61.7	$1.7	$58.4	$185.0
Purchase of the third-party material	-	(25.6)	-	(1.9)	(27.4)
Smelting and refining costs included in revenue	2.6	0.2	-	5.5	8.3
Opening finished goods	(3.0)	(8.6)	(0.2)	(0.8)	(12.6)
Closing finished goods	1.3	12.3	-	0.9	14.5
Direct operating costs	64.0	40.1	1.6	62.1	167.8
Purchase of the third-party material	-	25.6	-	1.9	27.4
Royalties	4.7	15.0	-	2.6	22.4
Special mining duty (1)	6.1	2.8	0.2	2.4	11.4
Direct costs	74.8	83.4	1.8	69.0	229.0
By-products sales	(74.3)	(24.9)	(2.5)	(43.2)	(144.8)
Opening by-products inventory fair market value	3.0	3.2	0.1	0.6	6.9
Closing by-products inventory fair market value	(1.6)	(3.6)	-	(0.8)	(6.1)
Cash costs net of by-products	1.9	58.1	(0.6)	25.6	85.0
Depreciation	19.4	12.1	-	15.1	46.5
Share-based compensation	0.2	0.1	-	0.2	0.4
Opening finished goods depreciation	(0.5)	(1.8)	-	(0.2)	(2.4)
Closing finished goods depreciation	0.4	2.6	-	0.2	3.1
Total production costs	$21.3	$71.1	($0.6)	$40.9	$132.6

	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	351,147	195,963	13,988	405,135	966,232
Payable silver ounces	1,092,565	1,476,895	17,668	1,100,781	3,687,909

Cash costs per silver ounce	$1.70	$39.33	($34.70)	$23.27	$23.03
Total production costs per ounce	$19.47	$48.12	($34.69)	$37.15	$35.96
Direct operating costs per tonne	$182.29	$204.43	$113.74	$153.30	$173.63
Direct costs per tonne	$212.97	$425.53	$130.37	$170.25	$236.97

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 35

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$48.5	$21.3	$16.3	$86.1
Purchase of the third-party material	-	(15.9)	-	-	(15.9)
Smelting and refining costs included in revenue	-	-	0.8	1.1	1.9
Opening finished goods	-	(5.4)	(0.5)	(0.6)	(6.5)
Closing finished goods	-	5.9	0.9	0.6	7.4
Direct operating costs	-	33.1	22.6	17.4	73.0
Purchase of the third-party material	-	15.9	-	-	15.9
Royalties	-	12.3	0.3	-	12.6
Special mining duty (1)	-	2.1	0.9	0.1	3.1
Direct costs	-	63.3	23.7	17.5	104.6
By-products sales	-	(24.4)	(26.0)	(13.3)	(63.7)
Opening by-products inventory fair market value	-	3.2	0.8	0.5	4.5
Closing by-products inventory fair market value	-	(2.3)	(1.3)	(0.5)	(4.1)
Cash costs net of by-products	-	39.8	(2.7)	4.0	41.3
Depreciation	-	12.9	5.4	5.2	23.4
Share-based compensation	-	0.1	0.1	-	0.2
Opening finished goods depreciation	-	(1.2)	(0.1)	(0.1)	(1.4)
Closing finished goods depreciation	-	1.8	0.2	0.1	2.2
Total production costs	$-	53.4	2.8	9.4	65.6

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	199,272	195,167	118,896	513,335
Payable silver ounces	-	2,007,163	281,260	359,347	2,647,770

Cash costs per silver ounce	$-	$19.82	($9.75)	$11.81	$15.59
Total production costs per ounce	$-	$26.60	$10.04	$26.20	$24.79
Direct operating costs per tonne	$-	$166.30	$115.56	$145.95	$142.30
Direct costs per tonne	$-	$317.75	$121.69	$147.20	$203.70

Expressed in millions of U.S. dollars	June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	1.3	12.3	-	0.9	14.5
Closing finished goods depreciation	0.4	2.6	-	0.2	3.1
Finished goods inventory	$1.7	$14.9	-	$1.1	$17.7

Expressed in millions of U.S. dollars	June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	-	5.9	0.9	0.6	7.4
Closing finished goods depreciation	-	1.8	0.2	0.1	2.2
Finished goods inventory	$-	$7.8	$1.1	$0.7	$9.6

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 36

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures is similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$3.0	$27.8	$-	$13.3	$44.0
Operations share-based compensation	0.1	-	-	0.1	0.2
Corporate general and administrative	0.8	0.6	-	0.8	2.1
Corporate share-based compensation	0.2	0.2	-	0.2	0.7
Reclamation - amortization/accretion	0.1	0.1	-	0.1	0.3
Mine site expensed exploration	0.4	0.4	-	1.0	1.9
Equipment loan payments	0.8	-	-	0.2	0.9
Capital expenditures sustaining	10.0	7.0	-	1.9	18.9
All-In-Sustaining Costs	$15.4	$36.1	$-	$17.6	$69.1
Growth exploration, evaluation and development					4.3
Growth capital expenditures					8.9
All-In-Costs					$82.3

	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	175,729	100,439	-	233,408	509,576
Payable silver ounces	582,043	691,401	-	599,323	1,872,767
Silver equivalent production (ounces)	1,298,268	955,070	-	1,184,457	3,437,794
All-in-Sustaining cost per ounce	$26.42	$52.20	$-	$29.40	$36.89

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$19.8	($1.7)	$4.2	$22.3
Operations share-based compensation	-	0.1	-	-	0.1
Corporate general and administrative	-	1.1	0.3	4.8	6.2
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	-	0.8	0.3	0.3	1.4
Reclamation - amortization/accretion	-	0.2	0.1	-	0.3
Mine site expensed exploration	-	-	-	1.0	1.1
Equipment loan payments	-	-	-	0.1	0.1
Capital expenditures sustaining	-	4.8	1.7	2.3	8.8
All-In-Sustaining Costs	$-	$26.7	$0.7	$9.2	$36.6
Acquisition costs					3.6
Growth exploration, evaluation and development					3.6
Growth capital expenditures					45.4
All-In-Costs					$89.2

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 37

	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	96,834	88,098	118,896	303,828
Payable silver ounces	-	994,882	100,183	359,347	1,454,412
Silver equivalent production (ounces)	-	1,282,853	440,678	805,032	2,528,562
All-in-Sustaining cost per ounce	$-	$26.81	$7.04	$25.66	$25.16

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$1.9	$58.1	($0.6)	$25.6	$85.0
Operations share-based compensation	0.2	0.1	-	0.2	0.4
Corporate general and administrative	2.1	1.6	0.1	1.7	5.5
Corporate share-based compensation	0.7	0.5	-	0.6	1.8
Reclamation - amortization/accretion	0.2	0.3	-	0.1	0.6
Mine site expensed exploration	0.7	0.9	-	2.4	4.0
Equipment loan payments	1.7	-	-	0.4	2.0
Capital expenditures sustaining	19.4	12.7	0.2	4.8	37.0
All-In-Sustaining Costs	$26.8	$74.2	($0.4)	$35.7	$136.3
Growth exploration, evaluation and development					7.1
Growth capital expenditures					14.7
All-In-Costs					$158.1

	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	351,147	195,963	13,988	405,135	966,232
Payable silver ounces	1,092,565	1,476,895	17,668	1,100,781	3,687,909
Silver equivalent production (ounces)	2,594,616	1,997,849	62,766	2,124,507	6,779,737

All-in-Sustaining cost per ounce	$24.50	$50.22	($20.22)	$32.46	$36.96

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 38

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$39.8	($2.7)	$4.2	$41.3
Operations share-based compensation	-	0.1	0.1	-	0.2
Corporate general and administrative	-	3.8	1.4	4.8	9.9
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	-	1.1	0.4	0.3	1.8
Reclamation - amortization/accretion	-	0.3	0.2	-	0.5
Mine site expensed exploration	-	0.3	0.2	1.0	1.5
Equipment loan payments	-	-	-	0.1	0.1
Capital expenditures sustaining	-	8.2	3.6	2.3	14.2
All-In-Sustaining Costs	$-	$53.5	$3.1	$9.2	$65.8
Acquisition costs					$3.6
Growth exploration, evaluation and development					$7.4
Growth capital expenditures					$81.6
All-In-Costs					$158.4

	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	199,272	195,167	118,896	513,335
Payable silver ounces	-	2,007,163	281,260	359,347	2,647,770
Silver equivalent production (ounces)	-	2,617,300	979,070	805,032	4,401,401

All-in-Sustaining cost per ounce	$-	$26.65	$10.98	$25.66	$24.85

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Capital expenditures sustaining	$18.9	$8.8	$37.0	$14.2
Growth capital expenditures	8.9	45.4	14.7	81.6
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$27.8	$54.2	$51.7	$95.7

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 39

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Mine site expensed exploration	$1.9	$1.1	$4.0	$1.5
Growth exploration, evaluation and development	4.3	3.6	7.1	7.4
Total exploration, evaluation and development	6.2	4.7	11.0	8.9
Exploration, evaluation and development depreciation	0.2	-	0.3	0.3
Exploration, evaluation and development share-based compensation	-	0.2	0.1	0.3
Exploration, evaluation and development expense	$6.4	$4.9	$11.5	$9.5

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025(1)	2026	2025(1)
Gross silver sales	$144.1	$48.9	$285.3	$88.0
Silver ounces sold	2,054,108	1,483,311	3,696,328	2,706,995
Realized silver price per ounce	$70.16	$32.95	$77.18	$32.52

1) inclusive of 212,691 oz of silver from pre-operating production at Terronera during three months and 240,321 oz during the six months period ended June 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025(1)	2026	2025(1)
Gross gold sales	$46.6	$28.0	$101.7	$52.8
Gold ounces sold	10,823	8,431	21,766	16,969
Realized gold price per ounce	$4,305	$3,320	$4,672	$3,110

1) inclusive of 6,386 oz of gold from pre-operating production at Terronera during three months and 7,094 oz during the six months ended June 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gross lead sales	$11.5	$6.7	$20.5	$6.7
Lead tonnes sold	5,956	3,344	10,498	3,344
Realized lead price per tonne	$1,938	$2,014	$1,950	$2,014

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gross zinc sales	$11.4	$5.6	$18.4	$5.6
Zinc tonnes sold	3,454	1,974	5,749	1,974
Realized zinc price per tonne	$3,299	$2,847	$3,208	$2,847

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gross copper sales	$1.5	$0.6	$2.2	$0.6
Copper tonnes sold	111	57	167	57
Realized copper price per tonne	$13,190	$9,820	$13,097	$9,820

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 40